

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2023

Julio Murillo
Chief Executive Officer
Neolara Corp.
Contiguo a la Guardia de Asistencia Rural
San Vito, Coto Brus
Puntarenas, 60801, Costa Rica

> **Re: Neolara Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 4, 2023**
> **File No. 333-267330**

Dear Julio Murillo:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to the comment in our March 29, 2023, letter.

Amendment No. 5 to Form S-1

General Information about Our Company, page 1

1.   We note your response to comment 1 of our letter. We note that the promissory note was issued to Brian Amir, the individual who sold you Futureproof. Please clarify, if you are unable to repay the note, whether Mr. Amir would have a right to take back this company. Further, please elaborate on the terms of Mr. Murillo's obligation to lend his funds to allow you to repay this amount. For example, clarify whether or not there is a binding agreement between him and the company to do so, and file any such agreement as an exhibit to the registration statement. Please also clarify any material risk to you and your operations if Mr. Murillo is unwilling or unable to lend the money to you when the

note is due, including, for example, that alternative funding may not be available on favorable terms or that you would be forced to liquidate your business in a bankruptcy or other voluntary or involuntary proceeding or transaction. Additionally, we note that the promissory note has conflicting terms regarding the interest to be paid for failure to repay the note in clause 4(a). Please revise to clarify the appropriate rate of interest that might be paid.

 You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mont E. Tanner, Esq.